Filed by Diversa Corporation Pursuant to Rule 425

Under the Securities Act of 1933, as Amended

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as Amended

Subject Company: Diversa Corporation

Exchange Act File No. 000-29173

This filing relates to a presentation made by members of management of Diversa Corporation (“Diversa”) and Celunol Corp. (“Celunol”). Diversa recently executed an Agreement and Plan of Merger and Reorganization, dated as of February 12, 2007, by and among Diversa, Concord Merger Sub, Inc., Celunol and William Lese, as the representative of Celunol’s stockholders.

Additional Information about the Merger and Where to Find It

Diversa intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus and other relevant documents in connection with the proposed merger between Diversa and Celunol and related transactions. Investors and securityholders of Diversa and Celunol are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) and other relevant materials when they become available, because they will contain important information about Diversa, Celunol, and the proposed merger and related transactions. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the proxy statement/prospectus, when it becomes available, may also be obtained from Diversa by directing a request to: Diversa Corporation, 4955 Directors Place, San Diego, CA 92121, Attn: Investor Relations. In addition, investors may access copies of the documents filed with the SEC by Diversa on Diversa’s website at www.diversa.com.

Participants in the Solicitation

Diversa and its executive officers and directors and Celunol and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Diversa in connection with the proposed merger between Diversa and Celunol and related transactions. Information regarding the special interests of these executive officers and directors in the proposed merger and related transactions will be included in the proxy statement/prospectus referred to above. Additional information regarding the executive officers and directors of Diversa is also included in Diversa’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2006. This document is available free of charge at the SEC’s website at www.sec.gov and from Investor Relations at Diversa at the address described above.

The following presentation was delivered by certain management representatives of Diversa and Celunol on February 23, 2007.

1 Accelerating the Production of Cellulosic Biofuels February 2007

Forward-Looking Statements
This discussion will include forward-looking statements that involve a high degree of risk and uncertainty.
These include statements related to Diversa's products, product candidates and business strategies, including for biofuels, the markets for Diversa's products and product candidates, Diversa's financial guidance, and the expected benefits to the combined company of the merger between Diversa and Celunol and the likelihood of the combined company achieving those benefits. Such statements are only predictions, and actual events or results may differ materially from those projected in such forward-looking statements.
Factors that could cause or contribute to differences include, but are not limited to risks involved with
Diversa's technologies, intellectual property protection, collaborative relationships, ability to develop, receive necessary approvals for and commercialize its products and product candidates, consummate the proposed merger with Celunol, and achieve the benefits and synergies expected from the merger, as well as risks involved with customer adoption of Diversa's products and product candidates and competing technologies.
Certain of these factors and others are more fully described in Diversa's filings with the Securities and
Exchange Commission, including Diversa's Quarterly Report on Form 10-Q for the quarter ended September
30, 2006. These forward-looking statements speak only as of the date hereof. Diversa expressly disclaims any intent or obligation to update these forward-looking statements.

3 Making Cellulosic Biofuels a Commercial Reality Creating the First Company with Integrated, End-to-End Technologies to Convert Biomass into Fuel Ethanol

Diversa/Celunol Merger
Creates the First Company with Integrated,
End-To-End Technologies to
Make Cellulosic Biofuels a Commercial Reality
Scientific
Talent
Proven
Processes to
Convert a Broad
Range of
Feedstocks to
Ethanol
Development
Skills
(agronomics,
engineering,
finance)
Pilot Plant
Operations

Diversa’s Key Technologies
> 250 Issued Patents;  > 500 Pending Patents
•
Biodiversity
– Unique access and patented approaches to
capture nature’s enormous array of microbial
biodiversity
•
DirectEvolution Technology
– Patented genetic manipulation of enzymes,
proteins, and antibodies
•
High-Throughput Screening
– Ability to rapidly screen billions of samples per day
to find the ideal enzyme (or antibody)
•
Host Engineering
– Revolutionary heterologous over expression of
enzymes, proteins, and antibodies
•
Commercial-Scale Manufacturing

PURIFINE™	PURIFINE™ Luminase™	phyzyme™ XP Bayovac® SRS
	DUPONT syngenta VR Valley Research JGI INBio scion agresearch	BASF DSM Givaudan FERMIC BUNGE Cargill	DANISCO MERCK syngenta MEDAREX Bayer Xoma

DIVERSA Celunol

PARTNERS
PRODUCTS
MARKETS
FUELZYME™-CX
Amylase-T (transgenic)
FUELZYME™-LF /
Valley “Ultra-Thin”™
Phytase-T (transgenic) Pharma Intermediates
HEALTH &
NUTRITION
SPECIALTY
INDUSTRIAL
PROCESSES
ALTERNATIVE
FUELS
Enzyme Product Matrix

Diversa Strategic Focus:
Vertical Integration Within Biofuels
Cellulosic
Ethanol
Starch
Ethanol
Enzyme
Production
Enzyme
Discovery &
Evolution
Rationale
•
Accelerate development of enabling enzyme cocktails
•
Provide integrated enzyme & process engineering solutions
•
Capture greater economic value for our shareholders

Celunol Corp.
A science and technology-driven company with
the management experience
and expertise to become a global leader
in the production of
low-cost cellulosic ethanol
from an array of biomass sources

Biofuels Business Strategy
• Focus on cellulosic ethanol
• Maintain leading-edge R&D capability
– Pretreatment
– Metabolic engineering
– Process development
– Enzyme & fermentation technology
• Develop, own, and operate biofuels plants
• Strategic out-licensing deals to extend reach of technology
• Employ well-developed project-finance structures for efficient use of corporate equity capital

Biomass Delivery & Storage
Handling & Prep
Acid Hydrolysis of Hemicellulose
Cellulose (C6) Fermentation
Enzyme Production
Fiber Residue (Cellulose + Lignin)
BW34
Hemi-cellulose Syrup
KO11
Pentose (C5) Fermentation
Beer
Residue to Boiler
Distillation
Storage
Ethanol Transported to Market

DIVERSA Celunol

10 The Celunol Process

Celunol Pilot Plant, Jennings LA
• Initially constructed 1998-99
– First cellulosic production facility in the
US capable of C5 fermentation
• Upgrades completed Nov. 2006
– On-site co-production of enzymes to
reduce costs
• High-yield ethanol production through
fermentation of  C5 and C6 sugars
• Pilot facility to be used as an R&D tool
on a wide range of feedstocks

The Next Step: Jennings Demonstration Plant
• Demonstration-scale
cellulosic ethanol facility
under construction
• Design capacity of 1.4MGY
• Feedstocks to include
sugarcane bagasse and
specially-bred energy cane
• Groundbreaking: Feb. ‘07
• Expected completion: Q4 ‘07

Diversa/Celunol Merger
Creates the First Company with Integrated,
End-To-End Technologies to
Make Cellulosic Biofuels a Commercial Reality
Scientific
Talent
Proven
Processes to
Convert a Broad
Range of
Feedstocks to
Ethanol
Development
Skills
(agronomics,
engineering,
finance)
Pilot Plant
Operations

Financial Dynamics
• Biofuels
– Company-sponsored commercial projects
– Technology/process licensor to third-party
commercial projects
– Enzyme licensor to major biofuels companies
• Specialty Enzymes
– Company-controlled product focus
– Renewed plans for aggressive sales/marketing
initiatives
– Operating leverage to drive increased margins
• R&D
– Focused support for biofuels and specialty enzyme
businesses
– Strategically-focused research collaborations

Summary: Merger Terms
• Diversa to issue 15 million shares of Diversa stock
• Diversa and Celunol shareholders to own 76% and
24% of combined company, respectively
• Diversa to provide support for Celunol’s 2007
development efforts prior to closing
– $20 million of funding
• Timeline
– File S-4/Proxy by mid March 2007
– Regulatory review/approval (SEC, HSR)
– Stockholders’ votes  ~ May/June 2007
– Targeted closing by end of Q2 2007

16 Making Cellulosic Biofuels a Commercial Reality Creating the First Company with Integrated, End-to-End Technologies to Convert Biomass into Fuel Ethanol